UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20100010

February 4, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated February 4, 2010 concerning the shareholder proposal submitted by Calvert Asset Management Company, Inc. for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 8, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Ivy Wafford Duke
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

February 4, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Calvert Asset Management Company, Inc.
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), which hereby withdraws its request dated January 8, 2010, for no-action relief regarding its intention to omit the shareholder proposal and supporting statement submitted by Calvert Asset Management Company, Inc. (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders. The Proponent has withdrawn its proposal in an email dated February 4, 2010, attached hereto as Exhibit A.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 202-383-5418. Please transmit your acknowledgement of the withdrawal of the Company's request by fax to me at 202-383-5414. The fax number for the Proponent is 301-657-1982.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Toton, Rebekah

From:	Stu.Dalheim
Sent:	Thursday, February 04, 2010 3:08 PM
To:	Toton, Rebekah
Cc:	Dunn, Martin;
Subject:	Re: Shareholder Proposal submitted to JPMorgan Chase & Co.

Rebekah,

This email confirms that Calvert is withdrawing its resolution requesting a shareholder advisory vote on compensation. Calvert withdraws the resolution with the understanding that JPMorgan Chase + Co will include a proposal in its 2010 proxy providing shareholders an opportunity to cast an advisory vote on executive compensation.

Stu

This message has been sent from my Blackberry.

From: Toton, Rebekah
To: Dalheim, Stu
Cc: Dunn, Martin ; Lisa M Wells
Sent: Thu Feb 04 14:53:59 2010
Subject: Shareholder Proposal submitted to JPMorgan Chase & Co.

Mr. Dalheim,

Lisa Wells asked that I contact you directly to request the necessary correspondence to allow us to withdraw the no-action request we submitted to the SEC on the company's behalf regarding the Advisory Vote on Executive Compensation proposal. In order to request withdrawal of the company's no-action letter regarding your proposal, we must include correspondence from an authorized representative of Calvert Asset Management Company stating that the proponent has withdrawn its proposal for inclusion in the proxy materials for the 2010 annual meeting.

Your original email on this subject confirmed that you "will withdraw [y]our resolution," but we believe that the SEC may require a more definitive statement feel comfortable that you have, in fact, withdrawn the proposal. Since I understand you are travelling, an email to either Lisa or myself confirming that you are withdrawing the proposal on behalf of Calvert would be greatly appreciated.

Also, if you could provide me with your fax number, I will make certain that our letter withdrawing the no-action request and the staff's response to that request for withdrawal are faxed directly to you. If you have any questions, please contact me at 202-383-5107.

Sincerely,

Rebekah Toton

Rebekah J. Toton
O'Melveny & Myers LLP
1625 Eye St., N.W.
Washington, D.C. 20006
(202) 383-5107

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

February 1, 2010

Via Messenger and Overnight
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the No-Action Request by JPMorgan Chase & Co.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Asset Management Company, Inc., as the investment adviser to the Calvert Social Investment Fund Enhanced Equity Portfolio and the Calvert Social Index Fund, and acting on their behalf (hereafter referred to as Calvert or Proponent),[1] submitted a shareholder proposal (Proposal) to JPMorgan Chase & Co. (JPMorgan or Company). The Proposal requests the Board of Directors of JPMorgan provide shareholders the opportunity at each annual meeting to vote on an advisory resolution related to the company's executive compensation report.

On January 8, 2010, JPMorgan wrote the Securities and Exchange Commission Division of Corporation Finance (Staff), seeking assurance that it will not recommend enforcement action if JPMorgan excludes the Proposal from the Company's 2010 proxy materials. JPMorgan asserts that the Proposal may be excluded under Rule 14a-8(i)(3) as it argues that the Proposal is "materially false and misleading". **Calvert respectfully submits that JPMorgan's argument that the Proposal is materially false and misleading is itself misleading and at best, is not an accurate portrayal of the Proposal. Accordingly, the Proposal does not qualify for the exclusion under Rule 14a-8(i)(3) and must be included in JPMorgan's proxy materials.**

[1] The above-named Funds are part of the Calvert Family of Funds, open-end investment companies, or mutual funds, registered under the Investment Company Act of 1940. The Funds are sponsored by Calvert Group Ltd., a financial services firm specializing in tax-free and socially responsible investing. Calvert's philosophy is that shareholders can make sound investments without compromising their values. Accordingly, certain of Calvert's funds (including the named Funds), in addition to assessing the economic viability of potential investments, evaluate companies according to specific social and environmental criteria designed for each fund. The Calvert Family of Funds represents approximately $14 billion in assets

4550 Montgomery Avenue
Bethesda, MD 20814
301.951.4800
www.calvert.com
A UNIFI Company

Calvert's resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say-on-Pay". In last year's proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement advisory votes on this matter.

Of course, those companies that are recipients of the Troubled Assets Relief Program (TARP) are required to provide a separate shareholder vote to approve the compensation of executives as required under the Emergency Economic Stabilization Act of 2008.[2] The Act requires "companies that have received financial assistance under TARP to permit a separate shareholder advisory vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission, during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding." This last year we believe that over 300 TARP companies, including JPMorgan, implemented such votes.

The issue of executive compensation is undeniably a corporate governance issue that is a proper subject to present before shareholders. This position has received support from the Commission dating back to 1992, when it first deemed the issue of senior executive compensation as appropriate for shareholder proposals.[3] The Company's characterization of the Proposal as false and misleading can then only be construed as an attempt to undercut the true significance of this issue. Further, JPMorgan's request for no action makes the same arguments as previous companies' letters have in the last two months. In each of these cases the SEC staff ruled that it did not believe that neither Honeywell, General Electric, IBM, nor Dow Chemical could omit the Proposal from their respective proxy materials in reliance on rule 14a-8(i)(3).[4]

Similar to the Proponents of shareholder resolutions for an advisory vote on "Say-on-Pay" with the above-referenced companies, Calvert responds accordingly, noting the following:

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[2] Section 111(e), as amended on February 17, 2009 by the American Recovery and Reinvestment Act of 2009.

[3] See Eastman Kodak Company (publicly available Feb. 13, 1992) ("[I]t is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.")

[4] See Honeywell International Inc. (December 31, 2009); General Electric (December 16, 2009); International Business Machines/IBM (December 22, 2009); Dow Chemical Company (December 22, 2009).

The argument that the Proposal may be excluded because it is "inherently vague or indefinite" is the major argument presented in the IBM letter which draws heavily on the letters sent in 2008 by Jefferies Group, Inc., The Ryland Group, Inc., etc.[5] However, since that time we have seen a number of companies, including JPMorgan Chase, present corporate proposals to shareholders for approval of executive compensation.

Given that the Company offered shareholders the advisory vote on compensation in 2009, it is disingenuous for JPMorgan to argue that the proposal is vague and misleading. The Company's board, staff and investors are familiar with the concept having gone through the 2009 proxy season. In addition, investors around the country voted on more than 300 company sponsored proposals requesting approval of executive compensation in 2009, so this issue as presented in the Proposal is well understood and neither vague nor indefinite.

Further, a number of companies that held votes on the shareholder proposal with the JPMorgan proposal language (i.e. XTO Energy, Johnson & Johnson, Jones Apparel, and PepsiCo) received strong shareholder support for the proposal in the 46% - 62% range indicating shareowners knew what they were voting on and were not confused by this language.

JPMorgan argues that the Proposal is unclear regarding who should act – management or the board of directors and the meaning of "Supported By Company Management" referenced in the Proposal is unclear.

Calvert's shareholder proposal clearly states "the shareholders of JPMorgan recommend that the Board of Directors adopt a policy." The request is that the Board take action to adopt a policy putting the Board in complete control of the decision and direction of the policy requested.

The Proposal then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management - in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the Proposal.

[5] Jefferies Group, Inc. (February 11, 2008); The Ryland Group, Inc. (February 7, 2008).

Clearly the Board is in charge of the process and its authority is undiminished when it decides if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Based on the above, clearly the Proposal is not unclear regarding who should act – Calvert has requested the Board to act, and just as clearly Calvert sets forth the intent of its reference to the advisory vote being "Supported By Company Management" as JPMorgan manifesting its support by submitting the Proposal itself for shareholder vote.

JPMorgan argues that the Proposal is unclear as to what the advisory vote should address.

The purpose of Calvert's proposal is to hold JPMorgan's board and management accountable for their respective roles related to the Company's executive compensation and the Company's Compensation Discussion and Analysis (CD&A). Calvert thus references as further support, the arguments made by TIAA CREF in defense of the proposal submitted to Ryland in its letter dated January 9, 2009, explaining the intent of its proposal calling for an Advisory Vote:

> CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.
>
> Under the new federal executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD&A and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without

also permitting a vote on the Compensation Committee Report would be insufficient.

Based on the above, clearly the Proposal was <u>not</u> unclear regarding what the advisory vote should address. Calvert is very clear on its expectations for what the advisory vote should address – that being to hold JPMorgan's board and management accountable for their respective roles related to the Company's executive compensation and the related required regulatory disclosure.

* * *

We believe that there is no basis under Rule 14a-8(i)(3) to exclude the Proposal and therefore, JPMorgan should not be permitted to exclude the Proposal from its proxy statement. Executive compensation needs to be better aligned with the interests of shareholders, long-term corporate performance and with the public. To that end, the continued use of the advisory vote at JPMorgan will continue to create greater broad-reaching corporate transparency and corporate accountability, further strengthening long-term shareholder interests and supporting fundamental corporate governance by rewarding appropriate risk incentives. Calvert's intentions are clear, there is nothing false, misleading or unclear about this.

Please feel free to contact me at 301-951-4858 to further discuss the arguments proffered herein.

Truly yours,

Ivy Wafford Duke, Esq.
Assistant Vice President
and Chief Compliance Officer
Calvert Asset Management Company, Inc.

Cc: Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.

O'MELVENY & MYERS LLP

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Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

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1934 Act/Rule 14a-8

January 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Calvert Asset Management Company, Inc.
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Calvert Asset Management Company, Inc. (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the ***"2010 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On December 1, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Company's Board of Directors "adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the Board Compensation and Management Development Committee's Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance On Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004) (***"SLB 14B"***), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal seeks to have the Company's board of directors implement a policy requiring that the Company's proxy materials for each annual meeting contain a proposal seeking an advisory vote of shareholders to ratify and approve the Board Compensation and Management Development Committee's Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis (***"CD&A"***). Further, the Proposal would require that this advisory vote proposal be submitted and supported by Company management each year.

Virtually identical proposals have been found to be false and misleading under Rule 14a-9 and omitted from proxy materials under Rule 14a-8(i)(3). *See Jefferies Group, Inc.* (Feb. 11, 2008, reconsideration denied Feb. 25, 2008) (concurring in the omission of a proposal almost identical to the Proposal as materially false and misleading); *The Ryland Group, Inc.* (Feb. 7, 2008) (concurring in the omission of a proposal almost identical to the Proposal as materially false and misleading). Similarly here, for the reasons set forth below, both individually and collectively, the Company believes that the language and intent of the Proposal and the Supporting Statement are so inherently vague or indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty the actions required by the Proposal.

1. The Proposal is unclear regarding who should act -- management or the board of directors

The Proposal urges the ***board of directors*** to adopt a policy regarding advisory vote proposals to be submitted by and supported by "***Company management***" to ratify and approve the Board Compensation and Management Development Committee's Report, which is prepared by a committee of the ***board of directors***. The Proposal clearly refers to the Company's board of directors and Company's "management" separately. The Proposal is vague and indefinite because it fails to distinguish or clarify the Proposal's intention as to which actions are to be taken by the Company's board of directors and which actions are to be taken by the Company's "management."

Section 141(a) of the Delaware General Corporation Law (***"DGCL"***) vests the directors of a Delaware corporation with the power and authority to manage the business of the corporation.[1] Under Commission Rule 14a-4(a), the board of directors solicits proxy authority to

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[1] §141(a) of the DGCL states:

"The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation."

vote the shares of the Company's shareholders at the annual meeting.[2] As such, the Company's board of directors -- not the Company's "management" -- determines those matters that will be presented to shareholders at an annual meeting, determines those matters that will be presented in the Company's proxy statement, and, consistent with its fiduciary duties, uses its judgment in recommending whether shareholders should support or oppose the matters presented.

The Proposal's requirement that the advisory votes be submitted and supported by the Company's "management" conflicts with the authority of the board of directors under Delaware law and the Commission's proxy rules to control what is submitted to shareholders for a vote and to make a recommendation as to how shareholders vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal should be implemented. Neither shareholders in voting on this Proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty the actions sought by the Proposal. Put simply, only the Company's board of directors is authorized to determine to include and support an advisory vote proposal, but the plain language of the Proposal would require that determination to be made by Company "management."[3] Furthermore, inclusion of a statement of support by Company "management" would risk failing "to so identify a proxy statement, form of proxy or other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."[4]

The Company notes that the Staff previously has been unable to concur that somewhat similar advisory vote proposals could be omitted pursuant to Rule 14a-8(i)(3). *See, e.g., Jones Apparel Group, Inc.* (Mar. 28, 2007) (proposal urging the board of directors to adopt a policy that shareholders be given the opportunity at each future annual meeting of shareholders to vote on an advisory resolution, "to be proposed by Company's management," to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and narrative disclosure of material factors necessary to an understanding of such disclosure); *Affiliated Computer Services* (Mar. 27, 2007) (same); *Blockbuster, Inc.* (Mar. 12, 2007) (same); *Verizon Communications* (Feb. 19, 2007) (same); *Northrop Grumman* (Feb. 14, 2007) (same); *Clear Channel Communications* (Feb. 7, 2007) (same).

However, none of the proposals in the Staff no-action letters in the *Jones Apparel* line of precedent included the "and supported by Company management" language in the current Proposal. This additional language in the Proposal exacerbates the confusion as to how the board of directors could adopt a policy requiring the inclusion of a proposal that is submitted and

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2 Commission Rule 14a-4(a) states, in part, that the "form of proxy (1) shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors or...on whose behalf the solicitation is made..."

3 As noted previously, the Proposal would require that the Company's future proxy materials "contain a proposal, submitted and supported by Company management."

4 See paragraph (c) of the Note to Rule 14a-9, which presents such a failure as an example of a situation that may be misleading.

supported by "management" and causes the Proposal to be so vague and indefinite that it should be omitted under Rule 14a-8(i)(3). Further, none of the companies in the *Jones Apparel* line of precedent indicated their intent to omit the proposal because the requirement for the advisory vote proposals "to be proposed by Company management" was vague and indefinite.

In the current Proposal and Supporting Statement, the meaning of the requirement that future proxy statements contain an advisory vote proposal "supported by Company management" is unclear. Fundamentally inconsistent interpretations can be made of this Proposal, including:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions -- with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company's board of directors that will submit and support the future advisory vote resolutions -- with this view based on language that would appear elsewhere throughout the Company's proxy materials, including with respect to the Proposal itself, stating that it is the Company's board of directors that is submitting matters for shareholders' consideration and making recommendations as to whether those matters should be supported.

The Staff frequently has concurred that proposals that are susceptible to multiple interpretations can be omitted as vague and indefinite because the company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* More recently, in *Jefferies Group, Inc.,* a proposal essentially identical to the Proposal was omitted after the Company argued that fundamentally different interpretations of the phrase "supported by Company management" rendered the proposal vague and indefinite. *See also General Electric Co.* (Jan. 26, 2009, reconsideration denied Apr. 2, 2009) (concurring with the omission of a proposal which was susceptible to at least two interpretations); *Prudential Financial Inc.* (Feb. 16, 2007) (concurring with the omission of a proposal which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *Bank Mutual Corporation* (Jan. 11, 2005) (concurring in the omission of a proposal in which the intent was different than the plain-language interpretation); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the omission of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the

Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the omission of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's shareholders nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, the Company believes that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, should be omitted in its entirety under Rule 14a-8(i)(3).

2. The Proposal is unclear regarding the meaning of "supported by Company management"

The current Proposal requests that the Company's board of directors adopt a policy requiring future proxy statements for annual meetings to include a proposal that is "submitted by ***and supported by*** Company management" (emphasis added). Due to this language, even if the Staff is unable to concur with our view that the Proposal is fundamentally vague and indefinite with regard to who should take action (the board of directors or management), the Company believes that the unique wording of this Proposal renders it vague and indefinite such that neither shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), will be able to determine with any reasonable certainty what action(s) this Proposal requires.

As we discuss above, the Proposal is fundamentally flawed in its requirement that the advisory vote proposal be "supported by Company management" because only the board of directors recommends a vote for or against a proposal in the Company's proxy materials. A determination that the Proposal is not vague and indefinite in that regard would result only from a reading of the Proposal as clearly calling for the Company's board of directors to provide its "support" for the advisory vote proposal. Such a reading is counter to the clear language of the Proposal and presents significant uncertainty as to the manner in which it directs the Company's board of directors to "support" the advisory vote proposal.

Assuming the Proposal calls for the Company's board of directors to "support" the advisory vote proposal, a reasonable shareholder could understand the Proposal to mean that the advisory proposal would be "supported" in the proxy statement (*i.e.*, the Company's board of directors would recommend that shareholders vote "for" or in favor of the proposal). Such a reading, however, is counter to the purpose of the Proposal, as expressed in the Supporting Statement, that shareholders "provide our board and management useful information from shareholders on the company's senior executive compensation" through the advisory vote. The Supporting Statement further indicates that the advisory vote would be a "helpful tool" regarding "compensation philosophy and metrics." It is unclear how the "support" of the board of directors for the advisory vote proposal would encourage these objectives.

It also is possible that the term "support" is intended to imply that the board of directors would encourage shareholders to vote and provide their views. However, such a determination of the meaning of the term "support" would entail a reading of the Proposal that is not based on any language in the Proposal or the Supporting Statement. In *Peoples Energy Corporation* (Nov. 23, 2004), the Staff expressed its view that a proposal urging the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" may be omitted in reliance on Rule14a-8(i)(3) because the term "reckless neglect" was central to the purpose and intent of the resolution, but had no common meaning and was undefined by the proposal or supporting statement. Similarly here, the term "support" is central to the Proposal but undefined and unclear.

The Company believes that the fundamental uncertainty as to the meaning of the term "supported by" in the Proposal causes the Proposal to be so vague and indefinite as to permit omission in reliance on Rule 14a-8(i)(3).

3. The Proposal is unclear as to what the shareholder advisory vote should address

The Staff previously has concurred in the omission of compensation advisory vote proposals where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. The Staff agreed with the view of a number of companies that they could rely on Rule 14a-8(i)(3) to omit proposals recommending that the board of directors adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. *See Entergy Corporation* (Feb. 14, 2007); *Safeway Inc.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007); *The Bear Stearns Companies Inc.* (Jan. 30, 2007); *Sara Lee Corp.* (Sept. 11, 2006). These proposals were submitted to the companies after the date on which the Commission revised the disclosure requirements on executive compensation, effectively removing all disclosure on executive pay and policies out of the "Compensation Committee Report" and into the CD&A. In its response to *Sara Lee Corp.*, the Staff noted that:

> "[T]he Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(1) of Regulation S-K)... [Therefore,] the proposal's stated intent to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review,

> discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8(i)(3)."[5]

On the other hand, the proposals in *Zions Bancorporation* (Feb. 26, 2009), *Allegheny Energy, Inc.* (Feb. 5, 2008), *Burlington Northern Santa Fe Corp.* (Jan. 22, 2008), and the *Jones Apparel* line of precedent, which the Staff did not find to be vague or misleading, sought an advisory vote on the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table and narrative disclosure of material factors necessary to an understanding of that table. As such, these proposals sought a vote clearly targeting the amount of compensation disclosed in the Summary Compensation Tables for these companies and their named executive officers.

The current Proposal is seeking more than a thumbs-up or thumbs-down advisory vote from shareholders on the amount of compensation disclosed in the Summary Compensation Table for the Company's named executive officers, as in the *Jones Apparel* line of letters, or on the "Compensation Committee Report," as in the proposals in the *Sara Lee* line of letters. The Proposal urges the board to adopt a policy that shareholders be given the opportunity to vote on an advisory resolution to ratify and approve the Board Compensation and Management Development Committee's Report ***and*** the executive compensation policies and practices set forth in the Company's CD&A. Moreover, the Supporting Statement states that the advisory vote would establish "an annual referendum process for shareholders about ***senior executive compensation***" (emphasis added). Given the numerous possible foci of the advisory vote, the Staff's discussion in *Sara Lee* regarding the appropriateness of omitting the proposal due to its potential to materially mislead shareholders as to the matters on which they would be providing an advisory vote in the future is particularly apt with regard to the Proposal. The Proposal and the Supporting Statement are unclear regarding the meaning of the advisory vote and what action the Company's board of directors should take in response to such a vote, including whether the actions taken by the Compensation and Management Development Committee should be changed, whether the Company's compensation policies and practices should be amended, and if

5 Although the Staff permitted the proponent in *Sara Lee* the opportunity to revise a proposal submitted prior to the date on which the Commission revised the disclosure requirement, it did not provide similar relief to the proponents that submitted such proposals after adoption of the disclosure changes and granted the companies' requests to omit such proposals under Rule 14a-8(i)(3) as materially false and misleading.

so, which compensation policies and practices, or whether the total amount of executive compensation should be altered.

a. The Proposal is unclear as to how the shareholder advisory vote relates to the Company's CD&A

The CD&A requires broad and detailed disclosures on a range of topics underlying a company's employee compensation practices. Securities Act Release No 33-8732 (Aug. 11, 2006) calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables. In general, the CD&A must explain the material elements of a company's named executive officers' compensation and should address: (1) the objectives of the company's compensation programs, (2) what the compensation program is designed to reward, (3) each element of compensation, (4) why the company chooses to pay each element, (5) how the company determines the amount (and, where applicable, the formula) for each element, and (6) how each compensation element and the company's decisions regarding that element fit into the company's overall objectives and affect decisions regarding other elements. Item 402(b) of Regulation S-K identifies the disclosure concepts for the CD&A and provides fifteen illustrative examples of items that should be considered for disclosure. For example, the narrative CD&A may or may not (depending on the company's practices) take into consideration compensation philosophy, benchmarking of compensation, compensation policies, reasons for determining amounts for each compensation element, compensation goals, actual performance versus compensation paid, elements of post-termination compensation and benefits, personal benefits, in-service compensation, and compensation committee activity.

Given the complexity of the CD&A and the myriad of factors that go into the analysis and related disclosure that shareholders would be voting upon, it is entirely unclear what any vote to approve or disapprove the compensation policies and practices set forth in the CD&A would mean. Such an advisory vote will not provide the Company's board of directors with the context necessary to interpret the shareholder views behind it and will force the board of directors to speculate about whether the vote signifies shareholder views on the specific compensation plans described in the CD&A or if they disagree with the compensation philosophy and the analysis employed by the board of directors in determining the appropriate compensation plans. All that the Company and the board of directors would know from a negative vote is that the shareholders disapproved of something related to executive compensation -- not what the specific objection is.

Given the advisory resolutions indefinite meaning in relation to the broad spectrum of data in, and the many elements of, the CD&A, neither the Company nor its shareholders could determine with any reasonable certainty what exactly is being voted upon or communicated by the advisory resolution. These factors make the Proposal so vague and impermissibly indefinite that it is contrary to Rule 14a-9 and may be omitted under Rule 14a-8(i)(3).

b. The Proposal is unclear as to how the shareholder advisory vote relates to the Board Compensation and Management Development Committee's report

The Proposal also asks shareholders to ratify and approve the Board Compensation and Management Development Committee's Report. The Board Compensation and Management Development Committee's Report no longer requires discussion of the "policies applicable to the registrant's executive officers" as required previously under Item 402(k)(1) of Regulation S-K. Instead, the Board Compensation and Management Development Committee's Report simply states whether the Board Compensation and Management Development Committee reviewed and discussed the CD&A with management and, based on the review and discussions, whether the committee recommended to the board of directors that the CD&A be included in the Company's Annual Report on Form 10-K and, as applicable, the Company's proxy or information statement. As shareholders would be voting on the limited content of the Board Compensation and Management Development Committee's Report which relates to the occurrence or non-occurrence of factual actions by the committee relating to the members' physical review, discussions, and recommendations regarding the CD&A disclosure, the Proposal does not make sense. Accordingly, neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting shareholder vote means. As such, the Company believes that the Proposal is so inherently vague and indefinite as to permit omission of the Proposal in reliance on Rule 14a-8(i)(3).

c. The Proposal and Supporting Statement are unclear as to how the shareholder advisory vote relates to "Senior Executive Compensation"

In addition to the two conflicting purposes of the advisory vote set forth in the Proposal (the Proposal states that it seeks an advisory vote of shareholders on ***both*** the Board Compensation and Management Development Committee Report ***and*** "the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis"), the following additional statements in the Supporting Statement cause the Proposal to be fundamentally uncertain as to the nature of the advisory vote that it seeks:

- an advisory vote would establish "an annual referendum process for shareholders about senior executive compensation;"

- a quote from another company's chief executive officer that an advisory vote provides "feedback on . . . pay-for-performance compensation philosophy and pay package;"

- a quote from RiskMetrics that an advisory vote allows "shareholders to express their opinions of executive compensation practices;"

- an advisory vote "gives shareholders a clear voice that could help shape senior executive compensation;" and

- that an advisory vote is a "helpful tool" for the Company.

The Supporting Statement makes clear that the Proposal seeks a single advisory vote ("a management sponsored advisory vote...") but the Proposal anticipates that the vote is on both the Board Compensation and Management Development Committee's Report and "the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." The Supporting Statement then creates additional uncertainty by stating that this single vote would also be a referendum on executive compensation, provide feedback on compensation philosophy, express an opinion on executive compensation practices, and help shape senior executive compensation.

Given these myriad descriptions of the single advisory vote that is being sought by the Proposal, it is not possible for a shareholder in voting on the Proposal nor for the Company's board of directors in acting on the Proposal to determine what vote the Proposal is seeking. The language of the Proposal and Supporting Statement create fundamental uncertainty as to the focus and purpose of the advisory vote.

In *Prudential Financial, Inc.*, the Staff expressed the view that a proposal urging the board of directors to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements" may be omitted in reliance on Rule 14a-8(i)(3). In its letter to the Staff, the company stated the following: "When read literally, the proposal seems to request the board seek shareholder approval of only those senior management incentive programs that tie compensation to earnings that are solely the result of management controlled programs. Alternatively, when read in conjunction with the supporting statement, the proposal seems [to] require that senior management incentive programs must be tied to earnings that are solely the result of management controlled programs and that shareholders should be given an opportunity to approve these programs." The company went on to express its view that each interpretation would require the company to take a different action and, therefore, the proposal was so vague and indefinite that neither the company nor the shareholders would be able to determine what actions were required. As noted above, similar inconsistencies in the language of the Proposal exist here.

d. Conclusion

The Proposal fails to clarify its intention as to which actions should be taken by the Company's board of directors and which actions should be taken by the Company's management. The Proposal is unclear regarding which party is expected to support the advisory vote and how they are expected to support the advisory vote. Finally, the Proposal and Supporting Statement, when read together, provide differing interpretations of the advisory vote being sought by the Proposal and how it relates or should inform the Company's CD&A, the Board Compensation and Management Development Committee's Report, and senior executive compensation in general. Therefore, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Asset Management Company, Inc.

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

RECEIVED BY THE
OFFICE OF THE SECRETARY

November 30, 2009

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Social Investment Fund Enhanced Equity Portfolio and Calvert Social Index Fund are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Corporation give shareholders the opportunity at each annual meeting to vote on an advisory resolution related to the company's executive compensation report as set forth in the company's proxy statement.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of JPMorgan Chase & Co. recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the Board Compensation and Management Development Committee's Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance.

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members in order to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Ms. Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Investments
4550 Montgomery Avenue
Bethesda MD 20814

Dear Ms. Duke

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on December 1, 2009, from the Calvert Social Investment Fund Enhanced Equity Portfolio and the Calvert Social Index Fund (Funds) the shareholder proposal titled "Advisory Vote on Executive Compensation" for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal).

The Funds' Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that the Funds are the record owners of sufficient shares to satisfy this requirement and we did not receive proof from the Funds that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of the Funds' ownership of JPMorgan shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Funds' shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPMorgan shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPM shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that it continuously held the required number of shares for the one-year period.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline Is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Irma R. Caracciolo

From: Dalheim, Stu [Stu.Dalheim@Calvert.com]
˜o: Irma R. Caracciolo
ˎent: Thursday, December 03, 2009 5:03 PM
Subject: Read: Shareholder Proposal - Calvert Investments

Your message was read on Thursday, December 03, 2009 5:03:03 PM (GMT-05:00) Eastern Time (US & Canada).

Irma R. Caracciolo

From: Anthony Horan
Sent: Thursday, December 10, 2009 11:17 AM
To: Irma R. Caracciolo; Carin S Reddish
Subject: FW: Calvert share verification letter
Attachments: Calvert share verification letter.pdf

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 Park Avenue, New York, NY 10017 | ☎ W: 212 270-7122 | Cell: 917 881-2602 | Fax: 212-270-4240

From: Stu.Dalheim@Calvert.com [mailto:Stu.Dalheim@Calvert.com]
Sent: Thursday, December 10, 2009 11:04 AM
To: Anthony Horan
Subject: Calvert share verification letter

Dear Mr. Horan,

Please see the attached letter verifying Calvert's ownership of JPMorgan shares.

Best regards,

Stu Dalheim
Director, Shareholder Advocacy
Calvert Asset Management Company
301/ 961-4762
stu.dalheim@calvert.com
www.calvert.com

December 10, 2009

Via Email and Overnight Mail

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I am writing in response to your December 2, 2009 letter regarding the stockholder proposal submitted by Calvert Asset Management Company, Inc.

Please see the enclosed letter documenting that the Calvert Social Investment Fund Enhanced Equity Portfolio and Calvert Social Index Fund each held more than $2,000 in market value of JP Morgan Chase & Co as of when Calvert submitted its shareholder proposal, and that each of these funds has continuously held these shares for at least one year prior to the date we submitted the proposal.

Please contact me immediately by phone at 301-961-4762, or contact me via email at stu.dalheim@calvert.com if you have any further questions regarding this matter.

Sincerely,

Stu Dalheim
Director, Shareholder Advocacy
Calvert Asset Management Company, Inc.

Enclosures: State Street Letter

STATE STREET

Investment Services
P.O. Box 5607
Boston, MA 02110

RECEIVED BY THE
OFFICE OF THE SECRETARY

December 7, 2009,

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 4, 2009 the Calvert Funds listed below held the indicated amount of shares of the stock of JP Morgan Chase & Co. (CUSIP 46625H100). Also the funds held the amount of shares indicated continuously since November 27, 2008.

Fund Number	Name	Shares as of 12/4/09	Shares held since 11/27/08
D805	CSIF Balanced Portfolio	17,445	17,445
D862	CSIF Enhanced Equity Portfolio	47,588	28,734
D872	Calvert Social Index Fund	58,975	51,304
D888	Summit Zenith Portfolio	102,204	70,404
D894	Summit S&P 500 Index Portfolio	95,038	90,565
D8A6	Summit Balanced Index Portfolio	3,601	3,551
D8A9	Calvert Large Cap Value Fund	47,864	33,464

106,563

Please feel free to contact me if you need any further information.

Sincerely,

Michelle McElroy

Michelle McElroy
Account Manager
State Street Corp